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World Heart Corporation
7799 Pardee Lane
Oakland, California 94621

July 8, 2005

VIA EDGAR AND FACSIMILE

Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	World Heart Corporation (the "Company") Schedule TO-Is dated June 20, 2005 (File No. 005-50628) (the "Filing")

Ladies & Gentlemen:

        The undersigned, on behalf of the Company, hereby acknowledges that:

  •
  the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

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  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

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  the Company may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ RICHARD JUELIS Richard Juelis, Vice President, Finance and Chief Financial Officer World Heart Corporation

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World Heart Corporation 7799 Pardee Lane Oakland, California 94621